Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11184

SUPPLEMENT DATED JULY 26, 2021

TO OFFERING CIRCULAR DATED AUGUST 17, 2020

SOLUTIONS VENDING INTERNATIONAL, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated August 17, 2020 (the “Offering Circular”) of Solutions Vending International, Inc. (the “Company”), as amended and supplemented. The Offering Circular is Here. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular, on October 21, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class A Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after October 21, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.